Nuveen Asset Management

333 West Wacker Drive

Chicago, IL 60606

Phone: 312-917-7700

www.nuveen.com

October 26, 2009

OVERNIGHT DELIVERY AND EDGAR

John Grzeskiewicz

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Nuveen Virginia Dividend Advantage Municipal Fund 2

Registration Statement on Form N-2

File Nos. 333-161974 and 811-10523

Dear Mr. Grzeskiewicz:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Nuveen Virginia Dividend Advantage Municipal Fund 2 (the “Fund”) hereby requests acceleration of the effective date of the above-captioned Registration Statement so that it will become effective by 12:00 p.m., Eastern Time, on October 28, 2009 or as soon thereafter as practicable.

The Fund also hereby requests that effectiveness of its Registration Statement on Form 8-A under the Securities Exchange Act of 1934, as amended, be accelerated to be concurrent with the effectiveness of the above-captioned Registration Statement.

Sincerely,

NUVEEN VIRGINIA DIVIDEND ADVANTAGE MUNICIPAL FUND 2

By:	/s/ Kevin J. McCarthy
Kevin J. McCarthy
Vice President and Secretary